

S



18004863

ANNUAL AUDITED REPORT
FORM X-17A-5 ⋈
PART III

SEC
Mail Proce
Section

SEC FILE NUMBER
8- 66659

FEB 27 2018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
415

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/2017__

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

501 N. Cattlemen Road, Suite 106

(No. and Street)

Sarasota	FL	34232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Douglas Townsend   941-702-8237

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA

(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard	Tampa	FL	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____J. Douglas Townsend_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____GF Investment Services, LLC_____ , as

of _____December 31_____, 20 _17___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Dated: February 23, 2018
State of FLORIDA
County of Sarasota

_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

LISA ANN BEACH
Notary Public - State of Florida
My Comm. Expires Nov 27, 2018
Commission # FF 147105
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

As of December 31, 2017

**(With Report of Independent Registered
Public Accounting Firm Thereon)**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GF Investment Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GF Investment Services, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GF Investment Services, LLC's management. Our responsibility is to express an opinion on GF Investment Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GF Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accell Audit & Compliance, PA

We have served as GF Investment Services, LLC's auditor since 2014.

Tampa, Florida
February 26, 2018

GF INVESTMENT SERVICES, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$	488,658
Deposits with clearing agency		104,116
Commissions receivable		120,419
Other accounts receivable		112,279
Prepaid expenses		61,036
Equipment, net of accumulated depreciation of $8,156		17,219
	$	903,727

Liabilities and Member Equity

Liabilities:

Commissions payable	$	59,191
Accounts payable & accrued expenses		486,804
Payable to clearing agency		37,326
Payable to affiliate		52,588
Capital lease obligation		14,705
		650,614
Member equity		253,113
	$	903,727

See report of independent registered public accounting firm and
notes to the financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized in perpetuity as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has a single class of Membership Interest and is wholly owned by Global Financial Private Capital, LLC (GFPC). GFPC is a Registered Investment Advisor (RIA), registered with the SEC. The Member may be subject to capital calls and each Member is required to contribute its pro-rata share of such capital call, based upon its Membership Interest. The Member is not otherwise personally liable, directly or indirectly, for any debt, obligation or other liability of the Company pursuant to the Florida Revised Limited Liability Company Act.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 20% to 95%.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. There were no cash equivalents at December 31, 2017.

(c) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. Company policy is to write off receivables as a charge to the allowance for doubtful accounts, when in its estimation, it is probable that the receivable is uncollectible. No allowance for doubtful receivables was recorded at December 31, 2017, as management believes all receivables to be fully collectible.

(d) **Other Accounts Receivable**

Other accounts receivable represents amounts due from the independent registered representatives for administrative charges to the registered representatives by the Company in the amount of $61,538. These receivables represent FINRA renewal fees that will be charged back to the registered representative as well as brokerage charges that will be charged back to the registered representative. The remaining balance of $50,741 represents a receivable due to the Company from their Errors & Omissions insurance carrier. This amount represents settlement expenses that were paid in excess of the retention of $75,000.

(e) **Equipment**

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2017 was $3,625.

(f) **Income Taxes**

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, Income Taxes (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2014, and all subsequent years.

(g) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) <u>**Concentrations of Credit Risk and Major Customer Information**</u>

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and commissions receivable. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2017, cash deposits exceed federally insured limits by approximately $62,800. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. Commission receivable represent a large number of individually small transactions that are receivable from a number of different insurance and mutual fund companies. The Company believes this diversification in contra-parties effectively reduces the credit risk associated with these receivables.

(3) <u>**Deposits with Clearing Agency**</u>

As of December 31, 2017, the Company had cash deposits of $104,116 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) <u>**Capital Lease Obligations**</u>

The Company entered into a capital lease in September, 2015 for certain office furniture. All of the assets reported under Equipment on the Statement of Financial Condition are pledged as collateral for this capital lease. The lease term is 5 years and has an effective interest rate of 13.6%. Future minimum lease payments under the capital lease at December 31, 2017 are as follows:

Years ending December 31,		
2018	$	6,769
2019		6,769
2020		3,942
Future minimum lease payments		17,480
Amount representing interest		2,775
Capital lease obligation	$	14,705

(5) <u>**Transactions with Affiliated Companies**</u>

The Company has expense sharing agreements with GFPC as well as Global Financial Advisory, LLC (GFA), an affiliated company, that under which certain general and administrative costs for the Company are paid by GFA or GFPC and allocated to the Company. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. The Company also shares a facility with GFA and GFPC. Rent and related building expenses are paid by GPFC and allocated to the Company on a basis consistent with the general and administrative expenses. At December 31, 2017, $2,378 of shared expense was due to GFA and $50,210 was due to GFPC. Both amounts are included in Payable to affiliate in the Statement of Financial Condition.

GF INVESTMENT SERVICES, LLC
Notes to Financial Statements
December 31, 2017

(6) Retirement Plan

The Company participates in a 401(k) plan along with GFA and GFPC which covers all employees of the combined entities. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis that is not in excess of 3% of the employee's compensation, plus 50% of each dollar that exceeds 3%, not to exceed 5% of the employee's compensation. All plan expenses are paid by GFPC and a portion of those expenses are allocated to the Company.

(7) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(8) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material impact on the Company's financial position or results of operations.

In addition, during 2017, FINRA finalized an enforcement action against a former registered representative of the Company, which resulted in the individual being barred from the industry for life by FINRA. Subsequent to that action, FINRA notified the Company of the need to reimburse select clients identified by FINRA who had suffered losses as a result of the actions of the barred registered representative. During the course of 2017, the Company paid $317,809 towards the reimbursement of these client losses. The Company has recorded $50,741 receivable from its Errors & Omissions insurance carrier for payments made in excess of the Company's retention limit under that policy. In addition, in accordance with ASC 450.20.25, the Company has accrued $437,000 at December 31, 2017 for future anticipated payments that are considered probable and reasonably estimable as a result of this FINRA action. This amount in included in Accounts Payable & Accrued Expenses in the Statement of Financial Condition.

(9) <u>**Net Capital Requirements**</u>

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $174,858 which exceeded the net capital requirement by $117,484. The Company's ratio of aggregate indebtedness to net capital was 4.92 to 1 at December 31, 2017.

(10) <u>**Subsequent Events**</u>

The Company has evaluated events and transactions for the potential recognition or disclosure in the financial statements through February 26, 2017, the date which financial statements were issued.